 As filed with the Securities and Exchange Commission on September 29, 2004

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September 2004

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

FOR IMMEDIATE RELEASE
Monday, February 9, 2004

IN 2003 TELE2 ADDED A RECORD INTAKE OF 5.5 MILLION NET
CUSTOMERS WHILE OPERATING CASH FLOW INCREASED
37% TO SEK 6.0 BILLION

New York and Stockholm – Monday, February 9, 2004 – Tele2 AB (“Tele2”, “the Group”) (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced its consolidated results for the fourth quarter and year ended December 31, 2003.

  Operating revenue for the full year 2003 increased by 20% to MSEK 37,190* (MSEK 31,045**)
  Profit after tax for the full year 2003 increased to MSEK 2,396 (MSEK 223)
  Earnings per share after tax and after dilution for full year 2003 increased to SEK 16.20 (SEK 1.51)
  Record intake of 1.9 million net customers added during Q4
  Cash flow up 85% to MSEK 3,418 for 2003 after investing activities

 *      Excl. MSEK -279 regarding adjustments for prepaid card accounting (Note 1)
**     Excl. MSEK 237 Telia court settlement (Note 1)

The figures shown in parenthesis correspond to the comparable periods in 2002 and all negative amounts are distinguished with a minus sign.

Lars-Johan Jarnheimer, President and CEO of Tele2 AB commented:

“Tele2 showed throughout 2003 that it remains a growth company, profitable and highly cash generative. This focus of being long on customers and short on infrastructure continued to bear fruit. We added another 1.9 million customers in the fourth quarter, lifting our customer base to 22.3 million at the end of 2003. Revenue for the year increased by 20% to SEK 37.2 billion whilst at the same time we achieved cash flow of SEK 3.4 billion, up 85%, after investing activities. It remains our objective to maintain this balance between customer growth, profitability and cash flow generation.

During the quarter we added over one million customers in the fixed line and Internet business in Continental Europe, a fourfold increase on the same period in 2002, demonstrating the momentum we have achieved in marketing our low cost products and services to our customers. In Germany the impact of local carrier pre-select has resulted in lower churn and improved margins. In France our ADSL offering has proved highly attractive to customers and we also continue to promote dial-up Internet services in Europe, contrary to a lot of our competitors. The UK business is progressing well and the Eastern Europe and Russia region had its highest ever intake. In the Baltics our mobile operations continue to grow, whilst the fixed line businesses in Eastern Europe show great potential. Our overall successful growth commitments have, of course, had an effect on margins.

In Sweden, the mobile EBITDA margin finally fell below 50% in the fourth quarter. This did not surprise us, as we have been telling the market for over two years that we expected competition in Swedish mobile to increase. In fact, the only surprise to us was that it hadn’t happened sooner. In the Nordic fixed business there is currently some pricing pressure while waiting for the impact of being able to resell the fixed line fee to benefit us, in the same way it has in Denmark.

The Board will, as earlier communicated, propose a dividend for the fiscal year 2003. Details will be disclosed Tuesday, 10 February 2004.

Our focus, which has proven to be highly successful, continues to be on low customer acquisition cost, churn management and operational cost control.”

FINANCIAL AND OPERATING HIGHLIGHTS

Financial highlights for the year ended December 31, 2003

MSEK	2003	2002	2003	2002
	Full year	Full year	Q4	Q4

Operating Revenue	37,190*	31,045**	10,030*	8,491
EBITDA (i)	5,989*	4,890**	1,431*	1,549
Operating cash flow	5,974	4,365	1,394	1,254
Cash flow after investments	3,418	1,849	836	723

*     Excl. MSEK –279 for full year 2003 and –374 for Q4 2003 regarding adjustments for prepaid card accounting (Note 1)
**    Excl. MSEK 237 Telia court settlement (Note 1)

(i) Operating Profit (loss) before interest, tax, depreciation and amortization

Operating highlights for the fourth quarter ended December 31, 2003

  Tele2 had its largest-ever net intake with 1,932,000 customers added during the quarter. The operations in Eastern Europe & Russia showed strong growth with customer net intake of 724,000. SouthernEurope continued its strong growth with customer net intake of 736,000 in the quarter.
  In December, Tele2 announced that Svenska UMTS-Nät AB, a 50-50 joint venture between Tele2 and TeliaSonera, intended to acquire the fourth Swedish 3G license from Orange. The final closing of the deal is contingent on the approval of the transaction by the authorities and the approval of the Boards of all involved companies.
  In November, Tele2 launched a document submitted to the EU, “Tele2 - the Monopoly Challenger’, in which the company presented its views on fixed telephony subscription, carrier pre-selection, MVNO and ADSL and suggested how the prevailing domination by the former incumbents can be broken.
  During October Tele2 began full scale fixed line operations in the UK.
  In December the Swiss Federal Communications Commission announced that it had awarded Tele2 a GSM license in Switzerland.
  In Norway during Q4, Tele2 launched its Mobile Virtual Network Operation (MVNO) and also began offering resale of the fixed rental fee.
  The results for the fourth quarter were impacted by a number of non-recurring items, the net total of which is MSEK 874 (Note 1-4).
  From January 1, 2004 Tele2, as previously announced, has adopted a new reporting structure.

OPERATIONAL REVIEW BY MARKET AREA
Nordic

Operating revenue Q4 2003, MSEK 3,361* (3,468), –3%
EBITDA Q4 2003, MSEK 1,034* (1,261), –18%
EBIT Q4 2003, MSEK 709* (617), +15%

The Nordic market area encompasses mainly Tele2 operations in Sweden (including Optimal Telecom), Norway, Denmark and Finland and Datametrix operations.

Sweden

The mobile operations in Sweden reported 3.3 million customers at the end of 2003, an annualized increase of 10%. Monthly average revenue per mobile user (ARPU), including both postpaid and prepaid customers, was SEK 164* (187) in the fourth quarter and mobile minutes of usage (MoU) was 84 (89**). Prepaid mobile customers accounted for 76% of the total mobile customer base.

Tele2, has for some two years expressed the opinion that its mobile margins in Sweden will come under pressure and fall below 50%. Therefore, it is not surprising that this has now occurred. In Q4 the mobile business in Sweden faced increased price competition, higher subsidies and it also further lowered it’s interconnect charges.

In the Swedish fixed line and Internet business there was some pricing pressure during Q4. Tele2 is awaiting the introduction of the resale of the fixed line subscription fee, which should benefit this business in the same way as it has in Denmark.

In Sweden, Svenska UMTS-Nät, a 3G license owner in which Tele2 holds a 50% stake, announced its intention to acquire the fourth Swedish 3G license from Orange, adding capacity at a low cost, hence enabling Tele2 to enhance its position as the price leader in mobile communications.

*	Excl. MSEK –374 regarding adjustments for prepaid card accounting (Note 1)
**	The system used to measure minutes of use has been further improved as from Q1 2003. Previously part of the traffic between two
Comviq/Tele2 Mobile subscriptions was accounted for as both incoming and outgoing traffic. This is now measured in one direction only. The comparable figure for 2002 has been adjusted to take account of this change.

Denmark, Norway and Finland

The operations in Denmark, Norway and Finland are predominantly fixed telephony and Internet. Tele2 is the leading alternative operator in Denmark and Norway.

In Norway, Tele2 successfully launched the resale of fixed telephony subscription fee during the quarter. While this will strengthen this business in Norway there are costs associated with launching this service. In addition a Mobile Virtual Network Operation (MVNO) was also launched in Norway during the quarter. The positive trend in Denmark continues and Tele2 plans to launch mobile operations in Finland during the first quarter 2004 under its existing MVNO agreement.

Eastern Europe & Russia

Operating revenue Q4 2003, MSEK 850 (626), +36%
EBITDA Q4 2003, MSEK 94 (104), –10%
EBIT Q4 2003, MSEK –18 (–9)

The Eastern Europe & Russia market area encompasses Tele2 operations in the Baltics (Lithuania, Latvia and Estonia), Poland, the Czech Republic and Russia, and X-Source operations.

Tele2 Lithuania has signed a fixed network interconnect agreement with the local incumbent and plans to launch services in February 2004.

Tele2 launched mobile Internet and MMS (Multi-Media Messaging) services in Estonia in November. Carrier pre-select (CPS) for fixed telephony was launched in Estonia in December.

In the Czech Republic dial-up Internet services were launched during the quarter.

In Russia, the business is developing very well. Tele2’s GSM networks now reach 10 million people in seven regions, with a small scale GSM launch having taken place in Smolensk during Q4.

Central Europe

Operating revenue Q4 2003, MSEK 2,121 (1,546), +37%
EBITDA Q4 2003, MSEK 172 (20), of which MSEK 174 (65), +168%, for fixed telephony & Internet.
EBIT Q4 2003, MSEK 120 (–19), of which MSEK 129 (30), +330%, for fixed telephony & Internet.

The Central European market area encompasses Tele2 operations in Germany, the Netherlands, Switzerland and Austria.

Tele2´s operations in Central Europe grew strongly during the quarter while generating an 8% EBITDA margin. ARPU for fixed telephony and Internet for the Central Europe market area was SEK 158 (164) for the fourth quarter. Since the introduction of local pre-select in Germany the fixed telephony business has picked up, both with regard to churn and margin development.

In the Netherlands, market share and margin development continued to improve and the MVNO operations are developing satisfactorily.

In December, the Swiss Federal Communications Commission announced that it had awarded Tele2 a GSM license in Switzerland.

Southern Europe

Operating revenue Q4 2003, MSEK 2,839 (2,358), +20%
EBITDA Q4 2003, MSEK 248 (156), +59%
EBIT Q4 2003, MSEK 224 (123), +82%

The Southern Europe market area includes Tele2 operations in France, Italy, Spain and Portugal.

Southern Europe again showed strong customer growth with a record net addition of 736,000 customers in the quarter. ADSL customers accounted for a substantial portion of the customer intake in Q4. ARPU for Southern Europe for fixed telephony and Internet was SEK 148 (162).

ADSL services in France continued to grow satisfactorily in Q4. Tele2 France confirmed its position as the leading alternative operator and managed to maintain its steady growth despite increased activity from the incumbent.

Luxembourg

Operating revenue 2003, MSEK 273 (216), +26%
EBITDA 2003, MSEK –11 (31)
EBIT 2003, MSEK –114 (7)

The Luxembourg market area includes mainly Tele2 operations in Luxembourg (including Tango), Liechtenstein and Belgium, 3C operations and Transac.

The successful launch of fixed line services in Brussels during the first quarter and throughout the rest of Belgium in the third quarter has continued to drive stable growth. This investment in customers has impacted the EBITDA margin. Luxembourg, including Tango, maintained the healthy growth seen in previous quarters.

Branded Products & Services

Operating revenue 2003, MSEK 586 (277), +112%
EBITDA 2003, MSEK –106 (–23)
EBIT 2003, MSEK –121 (–26)

Branded Products & Services include Tele2 operation in the UK, Alpha Telecom in the UK, C3 operations, Everyday operations and IntelliNet operations.

During the quarter, Tele2 increased its commitments by successfully launching a full-scale entry into the UK market, offering residential fixed line services. Our experience from entering markets of similar size as the UK shows that a successful launch requires initial marketing investments of roughly MSEK 500, during the first year of launch.

OTHER ITEMS

SEC Tax issue

In December 2003, Tele2 announced that the tax authorities’ review of Tele2’s financial accounts for 2001 had been finalized and that they wanted to change Tele2’s taxation. In 2000, Tele2 acquired the remaining majority in the listed company SEC SA. In conjunction with restructuring the business, an external valuation was made resulting in a depreciation of the value and it was at this value at which the operations were transferred. It was for this realized loss that Tele2 claimed the tax allowance (Note 4).

We are convinced that we have fulfilled all demands for proof in this issue and that the requested deduction will be approved. We will either ask for review of the decision or appeal to the County Administrative Court. Since our request for deferment of the tax charge has been approved, there is no cash flow or P&L impact.

New Market Area Structure

In September 2003, Tele2 announced a new market area structure. However, for accounting purposes the original market areas will remain unchanged until 31 December 2003.

Investments

In Q3 2003, Tele2 increased its share in five of its Russian mobile operations

As a part of it's mobile strategy in Russia, in September Tele2 acquired 62.5 % of Radio Components Sweden AB. One of Radio Components products is an antenna solution for GSM 1800 which reduces the need for sites by a factor of three to four times for coverage build out. With the investment Tele2 has secured a cost efficient build out in Russia and in other areas where mobile rollouts may occur.

In May 2003, Tele2 acquired the remaining shares (72.6%) in Suomen 3G Oy, a company with a UMTS network in 9 Finnish cities.

Alpha Group was acquired on February 17, 2003. The net cash outlay, including expected additional earn out payments, was MSEK 704. Alpha is the UK’s leading operator in prepaid fixed network telephony for individuals and a market leader in cash cards for fixed telephony. The acquisition will directly contribute to Tele2’s earnings per share in 2003, even without the expected synergy effects. The acquisition of Alpha Telecom is a unique opportunity for Tele2 to attain critical mass in the UK and is in line with Tele2’s strategy of steadily establishing a presence in the UK market. Alpha Telecom customers are not included in the total number of customers for the Tele2 Group.

Other long-term holdings

The Balance Sheet for Svenska UMTS-Nät AB in Sweden, in which Tele2 has a 50% interest, is stated in Note 7.

Parent Company

At the Parent company level, Tele2 reported at December 31, 2003 operating revenue of MSEK 17 (16),EBIT of MSEK -27 (-73) and liquidity of MSEK 1 compared to MSEK 10 at December 31, 2002. A convertible has during Q4 2003 been converted to 100,000 B-shares with an effect on equity of MSEK 15. The Parent company has received a Group contribution of MSEK 1,730 (3,035).

COMPANY DISCLOSURE

The Board will propose a dividend for the fiscal year 2003 on Tuesday, 10 February 2004.

Tele2’s Annual Report for 2003 is scheduled for release in late March – early April 2004.

Tele2 will release the financial and operating result for the period ended March 31, 2004, on April 21, 2004.

The Annual General Meeting (AGM) is to be held at 1:30 pm local time on Wednesday, May 12, 2004 at Brasserie by the Sea, on Skeppsbrokajen in Stockholm.

The nomination group for the AGM 2004 is being chaired by Cristina Stenbeck. Shareholders who would like to suggest representatives for the Tele2 Board of Directors can contact: agm@tele2.com.

Stockholm, February 9, 2004

Board of Tele2 AB

REPORT REVIEW

The financial and operating results for the period ended December 31, 2003 have not been subject to specific review by the Company's auditor.

Tele2 AB, formed in 1993, is the leading profitable alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to 22.3 million people in 23 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, providing integrated credit card processing, web payment solutions and public payphones; Transac, providing billing and transaction processing service; C³, offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services and, together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsbörsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

CONTACTS

Lars-Johan Jarnheimer	Telephone:	+ 46 8 562 640 00
President and CEO, Tele2 AB

Håkan Zadler	Telephone:	+ 46 8 562 640 00
CFO, Tele2 AB

Dwayne Taylor / Lena Glader	Telephone:	+ 44 20 7321 5038 / 5025
Investor enquiries

Tele2 AB – company registration number: 556410-8917
Skeppsbron 18
P.O. Box 2094
SE-103 13 Stockholm
Sweden
Tel+ 46 8 562 000 60

Visit us at our homepage: http://www.Tele2.com

CONFERENCE CALL DETAILS
A conference call to discuss the results will be held at 16.00 (CET) / 10.00 (New York time), on 9 February, 2004. The dial in number is: +44 (0) 1452 542 300 or US: 1 866 2201 452. Please dial in 10 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 7 days after the call on +44 (0) 1452 55 0000 access code 985274#. The conference call will be web-cast on Tele2’s website www.Tele2.com.

APPENDICES
Consolidated Income Statement
Consolidated Balance Sheet
Consolidated Cash flow Statement
Change of Consolidated Shareholders’ Equity
Number of Customers
Market Areas split by Business Areas
Investments
Tele2 Operations in Sweden
Five Year Summary
Notes to the Accounts

CONSOLIDATED INCOME STATEMENT (MSEK)
		2003	2002	2003	2002
		Full year	Full year	Q4	Q4

Operating revenue	Note 1	36,911	31,282	9,656	8,491
Operating expenses	Note 2	-35,039	-29,740	-9,973	-8,157
Other revenues		78	50	24	16
Other expenses		-66	-62	-21	-35

Operating Profit, EBIT*		1,884	1,530	-314	315

Share of profit (loss) of associated companies		-18	-41	-9	-16
Sale of associated company		-	5	-	5
Net interest and other financial expenses	Note 3	-599	-698	-153	-187

Profit after financial items, EBT*		1,267	796	-476	117

Taxes	Note 4	1,092	-574	2,003	245
Minority interest		37	1	15	-2

Profit (loss) after taxes		2,396	223	1,542	360

Earnings (loss) per share after tax (SEK)		16.25	1.51	10.46	2.44
Earnings (loss) per share after tax, after dilution (SEK)		16.20	1.51	10.43	2.44

Number of shares, basic	Note 5	147,560,175	147,460,175
Number of shares, weighted average	Note 5	147,460,175	147,360,175
Number of shares after dilution	Note 5	148,203,675	148,223,175
Number of shares after dilution, weighted average	Note 5	147,869,175	147,634,293

* EBIT and EBT have been impacted by adjustments, as described in Notes 1-3 to the accounts.

CONSOLIDATED BALANCE SHEET (MSEK)
		2003	2002
		Dec 31	Dec 31

ASSETS

Fixed assets
Intangible assets		23,556	25,096
Tangible assets		9,036	9,257
Long-term financial assets	Note 4	3,057	2,020

		35,649	36,373

Current assets
Materials and supplies		350	353
Current receivables		9,198	7,673
Cash and cash equivalents		2,773	2,473

		12,321	10,499

Total assets		47,970	46,872

EQUITY AND LIABILITIES

Shareholders' Equity
Restricted equity		17,263	25,138
Non-restricted equity		13,097	3,590

		30,360	28,728

Minority interest		7	22
Provisions
Shares in associated companies		6	28
Other provisions		20	-

		26	28

Long-term liabilities
Interest-bearing liabilities		4,775	7,899
Non-interest-bearing liabilities		-	-

		4,775	7,899

Short-term liabilities
Interest-bearing liabilities		2,461	2,382
Non-interest-bearing liabilities		10,341	7,813

		12,802	10,195

Total equity and liabilities		47,970	46,872

CONSOLIDATED CASH FLOW STATEMENT (MSEK)

	2003	2002	2003	2003	2003	2003	2002	2002
	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3

Cash flows from operation	5,062	4,564	896	1,488	1,360	1,318	1,408	1,250
Change in working capital	912	-199	498	218	138	58	-154	-5

Cash flows provided by operating activities	5,974	4,365	1,394	1,706	1,498	1,376	1,254	1,245

Capital expenditure in intangible and tangible assets	-1,890	-1,890	-483	-424	-550	-433	-526	-418
Change of long-term receivables	12	-3	-69	26	45	10	-3	11
Sale of companies	21	40	-1	22	-	-	40	-
Purchase of companies	-910	-667	-4	-89	-111	-706	-46	-6
Liquid funds in purchased companies	211	4	-1	4	83	125	4	-

Cash flow after investing activities	3,418	1,849	836	1,245	965	372	723	832

Financing activities	-2,940	-1,398	-1,471	-1,052	-680	263	-799	-375

Net change in cash	478	451	-635	193	285	635	-76	457

Cash at beginning of period	2,473	2,275	3,386	3,339	3,014	2,473	2,600	2,135
Exchange difference in cash	-178	-253	22	-146	40	-94	-51	8

Cash at end of period*	2,773	2,473	2,773	3,386	3,339	3,014	2,473	2,600

*of which restricted funds	830	870	830	922	945	986	870	960

CHANGE OF CONSOLIDATED SHAREHOLDERS´ EQUITY (MSEK)

		2003			2002

	Restricted		Non	Restricted		Non
			restricted			restricted
	Share	Other		Share	Other
	capital			capital

Equity, January 1	737	24,401	3,590	737	35,741	-6,961
New issue, Convertible debt	1	15	-	-	14	-
Withdrawal from the share premium reserve	-	-	-	-	-7,387	7,387
Translation differences	-	-865	85	-	-868	-158
Other Transfers	-	-7,026	7,026	-	-3,099	3,099
Profit (loss), year-to-date	-	-	2,396	-	-	223

Equity, December 31	738	16,525	13,097	737	24,401	3,590

Total restricted and non-restricted equity		17,263	13,097		25,138	3,590

NUMBER OF CUSTOMERS (in thousands)

		Number of customers					Net intake

		2003	2002		2003	2003	2003	2003	2002	2002
		Dec 31	Dec 31	Change	Q4	Q3	Q2	Q1	Q4	Q3

Nordic
Mobile telephony		3,600	3,221	12%	45	68	182	84	134	149
Fixed telephony and Internet	Note 6	2,942	2,822	4%	14	36	8	62	-406	-89
Cable TV		178	209	-15%	-13	5	-11	-12	13	4

		6,720	6,252	7%	46	109	179	134	-259	64

Eastern Europe & Russia
Mobile telephony		2,204	1,366	61%	377	218	181	62	191	104
Fixed telephony and Internet		807	144	460%	345	198	75	45	51	10
Cable TV		66	64	3%	2	-1	1	-	1	-

		3,077	1,574	95%	724	415	257	107	243	114

Central Europe
Mobile telephony		422	271	56%	28	48	36	39	70	42
Fixed telephony and Internet		4,659	3,316	41%	283	383	321	356	59	-7

		5,081	3,587	42%	311	431	357	395	129	35

Southern Europe
Fixed telephony and Internet		6,986	5,129	36%	736	610	249	262	174	212

		6,986	5,129	36%	736	610	249	262	174	212

Luxembourg
Mobile telephony		196	181	8%	6	5	3	1	3	4
Fixed telephony and Internet		246	41	500%	109	67	18	11	-5	-1

		442	222	99%	115	72	21	12	-2	3

Total number of customers		22,306	16,764	33%	1,932	1,637	1,063	910	285	428

BY BUSINESS AREA
Mobile telephony		6,422	5,039	27%	456	339	402	186	398	299
of which prepaid		4,598	3,363	37%	351	312	375	197	281	379
Fixed telephony and Internet	Note 6	15,640	11,452	37%	1,487	1,294	671	736	-127	125
Cable TV		244	273	-11%	-11	4	-10	-12	14	4

Total number of customers		22,306	16,764	33%	1,932	1,637	1,063	910	285	428

MARKET AREAS SPLIT BY BUSINESS AREAS (MSEK)
OPERATING REVENUE
		2003	2002	2003	2003	2003	2003	2002	2002
		Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3

Nordic
Mobile telephony	Note 1	7,330	6,872	1,839	1,943	1,861	1,687	1,806	1,849
Fixed telephony and Internet		6,310	6,557	1,627	1,551	1,575	1,557	1,656	1,560
Cable TV		207	222	53	53	50	51	60	56
Other		346	342	103	84	81	78	107	69
Adjustments mobile Sweden	Note 1	-374	237	-374	-	-	-	-	-
Adjustments for sales internal		-849	-664	-261	-198	-195	-195	-161	-213

		12,970	13,566	2,987	3,433	3,372	3,178	3,468	3,321
Eastern Europe & Russia
Mobile telephony		2,600	2,068	713	723	622	542	549	551
Fixed telephony and Internet		348	198	120	87	77	64	61	49
Cable TV		26	26	7	6	7	6	7	6
Other		99	77	31	24	23	21	25	19
Adjustments for sales internal		-67	-49	-21	-16	-17	-13	-16	-13

		3,006	2,320	850	824	712	620	626	612
Central Europe
Mobile telephony		432	145	136	126	98	72	62	45
Fixed telephony and Internet		7,645	5,922	2,140	1,946	1,808	1,751	1,613	1,464
Adjustments for sales internal		-575	-378	-155	-147	-133	-140	-129	-88

		7,502	5,689	2,121	1,925	1,773	1,683	1,546	1,421
Southern Europe
Fixed telephony and Internet		10,578	8,415	2,931	2,480	2,648	2,519	2,455	2,027
Adjustments for sales internal		-345	-310	-92	-97	-87	-69	-97	-78

		10,233	8,105	2,839	2,383	2,561	2,450	2,358	1,949
Luxembourg
Mobile telephony		601	535	162	162	143	134	143	142
Fixed telephony and Internet		314	209	123	77	59	55	59	48
Cable TV		11	2	2	3	3	3	1	-1
Other		101	124	19	27	26	29	42	29
Adjustments for sales internal		-110	-116	-33	-27	-22	-28	-29	-41

		917	754	273	242	209	193	216	177
Branded products & services
Fixed telephony and Internet		2,608	1,004	722	683	666	537	320	254
Other		14	-	14	-	-	-	-	-
Adjustments for sales internal		-339	-156	-150	-76	-68	-45	-43	-39

		2,283	848	586	607	598	492	277	215

Total operating revenue		36,911	31,282	9,656	9,414	9,225	8,616	8,491	7,695

BY BUSINESS AREA
Mobile telephony	Note 1	10,963	9,620	2,850	2,954	2,724	2,435	2,560	2,587
Fixed telephony and Internet		27,803	22,305	7,663	6,824	6,833	6,483	6,164	5,402
Cable TV		244	250	62	62	60	60	68	61
Other		560	543	167	135	130	128	174	117
Adjustments mobile Sweden	Note 1	-374	237	-374	-	-	-	-	-
Adjustments for sales internal		-2,285	-1,673	-712	-561	-522	-490	-475	-472

Total operating revenue		36,911	31,282	9,656	9,414	9,225	8,616	8,491	7,695

MARKET AREAS SPLIT BY BUSINESS AREAS (MSEK), continued
EBITDA
		2003	2002	2003	2003	2003	2003	2002	2002
		Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3

Nordic
Mobile telephony	Note 1	3,299	3,339	806	909	821	763	894	955
Fixed telephony and Internet		899	1,192	213	236	199	251	350	281
Cable TV		40	32	9	14	9	8	11	13
Other		9	14	6	1	2	-	6	2
Adjustments mobile Sweden	Note 1	-374	237	-374	-	-	-	-	-

		3,873	4,814	660	1,160	1,031	1,022	1,261	1,251
Eastern Europe & Russia
Mobile telephony		809	611	159	221	211	218	131	193
Fixed telephony and Internet		-224	-76	-69	-65	-52	-38	-32	-17
Cable TV		-1	-1	-	-	1	-2	-1	-
Other		15	7	4	5	2	4	6	2

		599	541	94	161	162	182	104	178
Central Europe
Mobile telephony		-124	-186	-2	-37	-36	-49	-45	-39
Fixed telephony and Internet		307	105	174	73	30	30	65	16

		183	-81	172	36	-6	-19	20	-23
Southern Europe
Fixed telephony and Internet		1,024	-101	248	242	291	243	156	-4

		1,024	-101	248	242	291	243	156	-4
Luxembourg
Mobile telephony		220	161	55	66	53	46	44	53
Fixed telephony and Internet		-124	6	-54	-53	-9	-8	-5	-2
Cable TV		-9	-29	-3	-3	-1	-2	-7	-8
Other		-7	-12	-9	1	1	-	-1	-3

		80	126	-11	11	44	36	31	40
Branded products & services
Fixed telephony and Internet		-43	-172	-100	25	16	16	-23	-20
Other		-6	-	-6	-	-	-	-	-

		-49	-172	-106	25	16	16	-23	-20

Total EBITDA		5,710	5,127	1,057	1,635	1,538	1,480	1,549	1,422

BY BUSINESS AREA
Mobile telephony	Note 1	4,204	3,925	1,018	1,159	1,049	978	1,024	1,162
Fixed telephony and Internet		1,839	954	412	458	475	494	511	254
Cable TV		30	2	6	11	9	4	3	5
Other		11	9	-5	7	5	4	11	1
Adjustments mobile Sweden	Note 1	-374	237	-374	-	-	-	-	-

Total EBITDA		5,710	5,127	1,057	1,635	1,538	1,480	1,549	1,422

EBITDA MARGIN
Nordic	Note 1	30%	35%	21%	34%	31%	32%	36%	38%
Eastern Europe & Russia		20%	23%	11%	20%	23%	29%	17%	29%
Central Europe		2%	-1%	8%	2%	0%	-1%	1%	-2%
Southern Europe		10%	-1%	9%	10%	11%	10%	7%	0%
Luxembourg		9%	17%	-4%	5%	21%	19%	14%	23%
Branded products & services		-2%	-20%	-18%	4%	3%	3%	-8%	-9%
Total EBITDA margin		15%	16%	11%	17%	17%	17%	18%	18%

MARKET AREAS SPLIT BY BUSINESS AREAS (MSEK), continued
EBIT
		2003	2002	2003	2003	2003	2003	2002	2002
		Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3

Nordic
Mobile telephony	Note 1-2	2,875	2,548	689	806	717	663	393	855
Fixed telephony and Internet	Note 2	401	720	23	141	95	142	226	172
Cable TV		-21	-32	-6	-1	-6	-8	-5	-4
Other		-	6	3	-	-	-3	3	1
Adjustments mobile Sweden	Note 1	-374	237	-374

		2,881	3,479	335	946	806	794	617	1,024
Eastern Europe & Russia
Mobile telephony		454	272	61	146	104	143	30	121
Fixed telephony and Internet		-252	-105	-78	-72	-57	-45	-43	-24
Cable TV		-10	-13	-2	-1	-3	-4	-5	-4
Other		3	-3	1	1	-	1	9	-1

		195	151	-18	74	44	95	-9	92
Central Europe
Mobile telephony		-151	-203	-9	-44	-43	-55	-49	-44
Fixed telephony and Internet		142	-11	129	32	-10	-9	30	-13

		-9	-214	120	-12	-53	-64	-19	-57
Southern Europe
Fixed telephony and Internet		918	-230	224	218	269	207	123	-41

		918	-230	224	218	269	207	123	-41
Luxembourg
Mobile telephony		147	96	36	47	35	29	27	36
Fixed telephony and Internet	Note 2	-219	-12	-132	-56	-14	-17	-10	-7
Cable TV		-15	-34	-5	-3	-4	-3	-8	-11
Other		-20	-16	-13	-1	-1	-5	-2	-3

		-107	34	-114	-13	16	4	7	15
Branded products & services
Fixed telephony and Internet		-99	-184	-114	9	-	6	-26	-23
Other		-7	-	-7	-	-	-	-	-

		-106	-184	-121	9	-	6	-26	-23

Group adjustments, depreciation	Note 2	-1,888	-1,506	-740	-387	-388	-373	-378	-378

Total EBIT		1,884	1,530	-314	835	694	669	315	632

BY BUSINESS AREA
Mobile telephony	Note 1-2	3,325	2,713	777	955	813	780	401	968
Fixed telephony and Internet	Note 2	891	178	52	272	283	284	300	64
Cable TV		-46	-79	-13	-5	-13	-15	-18	-19
Other		-24	-13	-16	-	-1	-7	10	-3
Adjustments mobile Sweden	Note 1	-374	237	-374	-	-	-	-	-
Group adjustments, depreciation	Note 2	-1,888	-1,506	-740	-387	-388	-373	-378	-378

Total EBIT		1,884	1,530	-314	835	694	669	315	632

EBIT MARGIN
Nordic	Note 1-2	22%	26%	11%	28%	24%	25%	18%	31%
Eastern Europe & Russia		6%	7%	-2%	9%	6%	15%	-1%	15%
Central Europe		0%	-4%	6%	-1%	-3%	-4%	-1%	-4%
Southern Europe		9%	-3%	8%	9%	11%	8%	5%	-2%
Luxembourg	Note 2	-12%	5%	-42%	-5%	8%	2%	3%	8%
Branded products & services		-5%	-22%	-21%	1%	0%	1%	-9%	-11%
Total EBIT margin		5%	5%	-3%	9%	8%	8%	4%	8%

INVESTMENTS (MSEK)
	2003	2002	2003	2003	2003	2003	2002	2002
	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3

Market areas
Nordic	454	902	86	111	122	135	164	202
Eastern Europe & Russia	987	594	273	238	297	179	227	141
Central Europe	186	135	54	39	58	35	54	28
Southern Europe	118	142	5	21	25	67	35	26
Luxembourg	130	94	55	10	45	20	28	22
Branded products and services	15	23	10	5	3	-3	18	-1

Investments in intangible and	1,890	1,890	483	424	550	433	526	418
tangible assets

Additional investments, non-cash transactions:
Finance lease	5	66	5	-	-	-	66	-

Total, CAPEX	1,895	1,956	488	424	550	433	592	418

Business areas
Mobile telephony	1,250	998	361	279	366	244	308	235
Fixed telephony and Internet	545	794	78	132	165	170	208	150
Cable TV	32	85	1	10	9	12	5	31
Other	63	13	43	3	10	7	5	2

Investments in intangible and
tangible assets	1,890	1,890	483	424	550	433	526	418

TELE2 OPERATIONS IN SWEDEN (MSEK)*
* Tele2 Sverige AB and Optimal Telecom AB
		2003	2002	2003	2003	2003	2003	2002	2002
		Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3

Operating revenue
Mobile telephony	Note 1	6,626	6,374	1,637	1,748	1,697	1,544	1,657	1,695
Fixed telephony and Internet		3,793	3,925	976	937	950	930	988	913
Cable TV		191	205	50	49	46	46	55	52
Adjustments mobile	Note 1	-374	237	-374	-	-	-	-	-

Total		10,236	10,741	2,289	2,734	2,693	2,520	2,700	2,660

EBITDA
Mobile telephony	Note 1	3,325	3,409	780	919	857	769	880	954
Fixed telephony and Internet		714	879	174	197	158	185	219	221
Cable TV		35	32	8	13	7	7	11	12
Adjustments mobile	Note 1	-374	237	-374	-	-	-	-	-

Total		3,700	4,557	588	1,129	1,022	961	1,110	1,187

EBITDA margin
Mobile telephony	Note 1	50%	53%	48%	53%	51%	50%	53%	56%
Fixed telephony and Internet		19%	22%	18%	21%	17%	20%	22%	24%
Cable TV		18%	16%	16%	27%	15%	15%	20%	23%
Total		36%	42%	26%	41%	38%	38%	41%	45%

EBIT
Mobile telephony	Note 1	2,912	3,021	666	819	757	670	780	855
Fixed telephony and Internet	Note 2	308	523	7	125	75	101	131	135
Cable TV		-23	-29	-6	-1	-8	-8	-4	-3
Adjustments mobile	Note 1	-374	237	-374	-	-	-	-	-

Total		2,823	3,752	293	943	824	763	907	987

EBIT margin
Mobile telephony	Note 1	44%	47%	41%	47%	45%	43%	47%	50%
Fixed telephony and Internet	Note 2	8%	13%	1%	13%	8%	11%	13%	15%
Cable TV		-12%	-14%	-12%	-2%	-17%	-17%	-7%	-6%
Total		28%	35%	13%	34%	31%	30%	34%	37%

FIVE YEAR SUMMARY
	2003	2002	2001	2000	1999

Income Statement and Balance Sheet (MSEK)
Operating revenue	36,911	31,282	25,085	12,440	8,171
EBITDA	5,710	5,127	1,699	1,820	2,060
EBIT	1,884	1,530	-1,356	420	1,152
EBT	1,267	796	-1,944	165	4,184
Profit (loss) after taxes	2,396	223	392	-396	3,768

Shareholders' equity	30,360	28,728	29,517	26,539	6,659
Shareholders' equity, after dilution	30,487	28,870	29,547	26,584	6,659
Total assets	47,970	46,872	49,258	42,397	14,408

Cash flow provided by operating activities	5,974	4,365	413	883	1,753
Liquidity	3,444	2,332	1,625	1,304	1,123
Net borrowing	4,427	7,729	9,286	7,095	4,605
Net borrowing, after dilution	4,300	7,587	9,256	7,050	4,605
Investments in intangible and tangible assets, CAPEX	1,895	1,956	2,162	1,514	1,165
Investments in shares and long-term receivables	666	626	304	20,512	4,051

Key ratio
Solidity, %	63	61	60	63	46
Solidity, after dilution, %	63	61	60	63	46
Debt/equity ratio, %	0.15	0.27	0.31	0.27	0.69
EBITDA margin, %	15.5	16.4	6.8	14.6	25.2
EBIT margin, %	5.1	4.9	-5.4	3.4	14.1
Return on shareholders' equity, %	8.1	0.8	1.4	-2.4	78.6
Return on shareholders' equity, after dilution, %	8.1	0.8	1.4	-2.4	78.6
Return on capital employed, %	5.0	3.9	-3.3	1.9	45.2
Average interest rate, %	5.0	6.4	6.3	4.8	4.8
Average interest rate, after dilution, %	5.0	6.4	6.3	4.8	4.8

Value per share (SEK)
Profit (loss)	16.25	1.51	2.70	-3.47	36.28
Profit (loss), after dilution	16.20	1.51	2.70	-3.47	36.28
Shareholders' equity	205.88	194.95	203.56	232.62	64.12
Shareholders' equity, after dilution	206.17	195.55	203.46	232.74	64.12
Cash flow	40.51	29.62	2.85	7.74	16.88
Cash flow, after dilution	40.40	29.56	2.85	7.73	16.88
Dividend	-	-	-	-	-
Market value at closing day	384.00	230.50	378.00	392.00	598.00

NOTES TO THE ACCOUNTS

Accounting principles and definitions
The Interim report has been prepared in accordance with recommendations RR1:00-RR29 of the Swedish Financial Accounting Standards Council. RR29 was applied before it came into force. Tele2 has, in all other respect, reported its interim report in accordance with the accounting principles and methods used in the Annual Report and Accounts for the financial year of 2002. Definitions are stated in the Annual Report for 2002.

In 2003, Tele2 modified its accounting principles to conform to recommendation RR29-Employee Benefits. Previously Tele2 has reported Benefit pension plans in line with the local rules and stipulations in each country. Since the company has largely had defined-contribution plans, the introduction of RR29 has not had any material impact on the Group's earnings and financial position.

Within the Nordic Market Area, parts of the Datametrix operations were up to Q1 2003 reported under fixed telephony and Internet. From Q2 2003 these are reported under Other. Parts of ADSL and other broadband services were up to Q1 2003 reported under Cable TV. These are now reported under fixed telephony and Internet. The historical numbers have been restated accordingly. This change was made to simplify internal reporting and to improve product categorisation. These changes have had a negative, but not material, impact on revenues and margins in the fixed telephony and Internet operations.

In September 2003 Tele2 decided to implement a new market area structure. The original market area structure is reported until December 31, 2003.

Note 1 Adjustment: Operating revenue
Revenue from mobile telephony is shown as calls are made, which means that sold but not yet used prepaid cards should not be included in revenues. To estimate this, revenues in Sweden have been recognized according to a model that has been used unchanged since the start of Tele2’s prepaid telephony in 1997, rather than a system to measure the value of sold but not used prepaid cards. In the latter part of 2003, Comviq brought such a system into use, and it was established that sold but not used prepaid cards have been undervalued by around MSEK -374 in total for the period 1997 through 30 September, 2003, of which MSEK –95 is estimated to have occurred in 2003.

In the first quarter of 2002 Tele2 won a case in the Administrative Court against Telia regarding payment principles for interconnection. The decision was that Telia is liable for payments regarding traffic transited via their network ("Cascade Accounting") at certain tariffs rates. Consequently an amount of approximately MSEK 150 and MSEK 87 is included in operating revenue for mobile telephony in Sweden in the first and second quarter of 2002, respectively. The claim is hereby fully recorded at June 30, 2002. On June 26, 2003, the Administrative Court of Appeal in a final decision made Telia responsible for payment.

Note 2 Adjustment: Operating expenses
As a result of valuation of loss-carry-forwards for some companies in Continental Europe to their full value in Q4 2003,the part of loss carry-forwards that existed when Tele2 acquired SEC and that could have reduced goodwill by MSEK -322, is accounted for as a writedown according to the Swedish Financial Accounting Standards Council’s recommendation RR9-Income taxes. A write down on fixed assets to a total value of MSEK –225 was made in Q4 2003. The largest element, MSEK –175, relates to the depreciation of an Atlantic undersea cable that Tele2 invested in during the latter part of the 90’s, and is a result of Tele2’s assessment of continued overcapacity.

During Q4 2002, Tele2 Norway returned its UMTS licence. The net book value of these capitalized costs was eliminated in its entirety and MSEK -400 was charged against depreciation in the fourth quarter 2002.

Note 3 Adjustment: Net interest and other financial expenses
The Q4 2003 and Q4 2002 result is affected by a write-down of MSEK -75 and MSEK -86 regarding shares in the investment TravelLink AB and Modern Holdings Inc respectively.

Note 4 Adjustment: Taxes
According to Tele2’s accounting principles, a deferred tax receivable in the case of loss carry-forwards is reported only to the extent that it is estimated that they can be utilized against future profits. This means that losses in start-up operations cannot be offset against taxes on profits in more mature operations. For Tele2 this has led to higher tax expenses than if the taxes had been based on the company’s combined profits. Due to the improved results in Continental Europe receivables of a total of MSEK 1,701 (576) has been recognized in the income statement in Q4 2003. Total losses carried forward for the Group at December 31 2003 amounted to MSEK 18,486 (19,173) of which MSEK 11,575 (7,881) has been utilized for deferred tax accounting and the remaining part, MSEK 6,911 (11,292), is valued to zero.

The Swedish tax authorities have queried a loss carry-forward in Tele2 AB corresponding to a tax effect of MSEK 4,094, of which, at December 31,2003 MSEK 2,930 has been used to offset tax payments. Tele2 remains confident that the dispute will be settled in Tele2’s favour as to why the loss carry forward has been valued to its full tax value of MSEK 4,094.

At December 31, 2003 and December 31, 2002 the total deferred tax receivable for the group is MSEK 2,459 and MSEK 1,246 respectively, and is included in the item "Long-term financial assets".

Note 5 Shares and Convertibles
In October 2000, three Convertible debenture loans were issued at a par value of SEK 1, each with rights to subscribe for 100,000 B-shares in Tele2 AB at a subscription price of SEK 150 per share, and maturing in 2001, 2002 and 2003. The last one of these Convertible debentures, with right to subscribe for 100,000 B-shares, has been converted at December 31, 2003. At December 31, 2003 Tele2 has outstanding warrants, corresponding to 643,500 (663,000) B shares with a subscription price of SEK 191 per share and a subscription period from 2005 to 2007.

Note 6 Number of customers in Denmark
In Denmark the reported number of active customers was from quarter 4, 2002 fully adopted to Group definitions. As a result of this and as a one time effect, the number of fixed and Internet customers was adjusted by -461,000 in Q4 2002.

Note 7 UMTS-nät AB in Sweden
The balance sheet for Svenska UMTS-nät AB in Sweden at December 31, 2003, in which Tele2 owns 50% of the shares:

	MSEK		MSEK
Tangible assets	1,574	Equity	977
Other assets	244	Long-term liabilities	725
Cash and bank balances	64	Short-term liabilities	180

Total assets	1,882	Total equity and liabilities	1,882

Contingent liabilities for Tele2 regarding guarantee for the loans of Svenska UMTS-nät AB is MSEK 363 at December 31, 2003.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name: Håkan Zadler
Title: Chief Financial Officer

Date: September 29, 2004